

June 2, 2011

Richard J. Carbone
Executive Vice President and
      Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

      Re: Prudential Financial, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 25, 2011
              File No. 001-16707

Dear Mr. Carbone:

      We have reviewed your April 27, 2011 response to our April 13, 2011 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

      After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

2. Significant Accounting Policies And Pronouncements
Investments and Investment-Related Liabilities, page 268

1. Refer to your response to comment one. Please provide us an analysis supporting your belief that a limited partnership interest is not an equity security as defined in ASC 320-10-20. Also, provide us support for your observation that there is "diversity in practice on this topic amongst other insurance companies that are public registrants."

Richard J. Carbone
Prudential Financial, Inc.
June 2, 2011
Page 2

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant